
06011621

ELECTRIC POWER DEVELOPMENT CO., LTD

15-1 Ginza 6-chome
Chuo-ku, Tokyo 104-8165, Japan

February 28, 2006


RECEIVED
MAR 09 2006
156
SECTION

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

SUPPL

Re: SEC File No. 82-34827
Electric Power Development Co., Ltd. (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex A hereto are documents which are English language versions or summaries required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai, Andrew W. Winden or Benjamin J. Curran of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Electric Power Development Co., Ltd.

By [signature]
Name: Toshifumi Watanabe
Title: Department Director / Corporate Planning & Administration Dept.

dlw 3/13

TOKYO:31878.1

EXHIBIT INDEX ON PAGE 3

(Enclosures)

cc: Izumi Akai, Esq.
Andrew W. Winden, Esq.
Benjamin J. Curran, Esq.
(Sullivan & Cromwell LLP)

Annex A

Tab A: Documents Submitted to Japanese Stock Exchanges where Shares of the Company are Listed

p.4 p.28

1	Consolidated Financial Statements (Unaudited), for the Nine Months Ended December 31, 2005	February 8, 2006
2	• Our Basic Policy Regarding Profit Distribution to Shareholders and our Decision to Undertake the Share Split • Notification Regarding the Share Split	February 8, 2006

Consolidated Financial Statements (Unaudited)

(for the Nine Months Ended December 31, 2005)

February 8, 2006

Electric Power Development Co., Ltd. (J-POWER)
Address : 15-1, Ginza 6-chome, Chuo-ku, Tokyo
Listed Exchange : Tokyo Stock Exchange 1st Section
Code No. : 9 5 1 3
(U R L http://www.jpower.co.jp/)
Representative : Yoshihiko Nakagaki, President
Contact : Hideo Kimura, Accounting Group Leader, Accounting & Finance Department
Akira Takano, IR Group Leader, Corporate Planning & Administration Department
Tel. : +81 - 3 - 3546 - 2211

1. Items Relating to the Creation of Quarterly Financial Information

(1) Application of simplified methods in accounting practices: Yes

The details are described in "Notes Relating to the Preparation of Consolidated Financial Statements for the Third Quarter of the Fiscal Year Ending March 2006."

(2) Differences between the accounting standard applied to the latest fiscal year and that to this 9-month period: Yes

The details are described in "Notes Relating to the Preparation of Consolidated Financial Statements for the Third Quarter of the Fiscal Year Ending March 2006."

(3) Changes in scope of consolidation and application of equity method

Consolidated (New): 2 (Exception):0

Equity Method (New):16 (Exception):0

The details are described in "Notes Relating to the Preparation of Consolidated Financial Statements for the Third Quarter of the Fiscal Year Ending March 2006."

2. Business Performance (From April 1, 2005 to December 31, 2005)

(1) Results of Operations (Rounded down to the nearest million yen)

	Operating Revenues	Operating Income	Ordinary Income
	Unit : million yen %	Unit : million yen %	Unit : million yen %
Nine months ended Dec.31, 2005	458,816 (5.4)	79,680 (Δ20.8)	57,612 (Δ 5.2)
Nine months ended Dec.31, 2004	435,234 (3.2)	100,654 (Δ 9.2)	60,787 (8.7)
Year ended Mar.31, 2005	594,375	111,885	57,093

	Net Income	Net Income per Share	Fully Diluted Net Income per Share
	Unit : million yen %	yen	yen
Nine months ended Dec.31, 2005	36,277 (Δ 4.2)	261.35	—
Nine months ended Dec.31, 2004	37,868 (8.1)	272.81	—
Year ended Mar.31, 2005	35,559	255.01	—

(Notes) Figures in brackets are changes in percentage from the previous periods.

"Qualitative Information on Progress in Business Performance (Consolidated)"

The details are described in "Qualitative Information on the Consolidated Financial Statements (for the Nine Months Ended December 31, 2005)."

(2) Financial Position (Rounded down to the nearest million yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Unit : million yen	Unit : million yen	%	yen
Nine months ended Dec.31, 2005	1,985,709	421,705	21.2	3,038.07
Nine months ended Dec.31, 2004	2,055,734	392,313	19.1	2,826.30
Year ended Mar.31, 2005	2,021,655	391,327	19.4	2,818.04

"Qualitative Information on Financial Position"
The details are described in "Qualitative Information on the Consolidated Financial Statements (for the Nine Months Ended December 31, 2005)."

(3) Statements of Cash Flows (Rounded down to the nearest million yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at end of period
	Unit: million yen	Unit: million yen	Unit: million yen	Unit: million yen
Nine months ended Dec.31, 2005	124,716	△36,335	△ 80,443	38,786
Nine months ended Dec.31, 2004	127,617	△31,246	△ 80,147	46,220
Year ended Mar.31, 2005	172,637	△60,586	△111,798	30,221

"Qualitative Information on Statements of Cash Flows"
The details are described in "Qualitative Information on the Consolidated Financial Statements (for the Nine Months Ended December 31, 2005)."

3. Forecast for the Year Ending March 31, 2006 (From April 1, 2005 to March 31, 2006)

	Operating Revenues	Ordinary Income	Net Income
	Unit : million yen	Unit : million yen	Unit : million yen
Annual	610,000	55,000	36,000

(Reference) Projected net income per share (Annual) : 216.13 yen
(Notes) This estimation has no change from that announced November 7, 2005.

Forward-Looking Statements

The earnings forecasts above are based on various estimates and assumptions. Accordingly, there can be no assurance or guarantee that the future estimated figures mentioned here will actually be achieved.

It was resolved by the Board of directors held today, to execute the stock split of each 1 common share into 1.2 shares, which will be effective on March 1, 2006. The above projected net income per share is calculated based on the revised average number of outstanding common shares during this fiscal year after the effectiveness of this stock split in accordance with the Japanese accounting standard "Accounting Standard For Earnings per Share" issued by Accounting Standard Board of Japan.

Corporate Group

The J-POWER Group is comprised of J-POWER (Electric Power Development Co., Ltd.), 48 subsidiaries, and 46 affiliated companies (as of December 31, 2005). Its main business is the supply of electric power. The group's "other businesses" complement the electric power business. Electric power related businesses contribute to the smooth and efficient implementation of the electric power business and diversified businesses utilize the management resources and expertise of the J-POWER Group.

The following diagram illustrates the business structure of the J-POWER Group.

Business Structure of J-POWER Group


Customers
Supply electric power
Provide goods and services
Electric Power Business
Wholesale power business
Filing company
Electric Power Development Co., Ltd.
(J-POWER)
Other electric power businesses
Subsidiaries
◎Bay Side Energy Co., Ltd. *1
◎Green Power Kuzumaki Co., Ltd
◎Green Power Setana Co., Ltd. *1
◎Dream-Up Tomamae Co., Ltd.
◎Green Power Aso Co., Ltd.
◎ITOIGAWA POWER Inc.
◎Nagasaki-Shikamachi Wind Power Co., Ltd.
◎Nikaho-kogen Wind Power Co., Ltd.
◎J-Wind TAHARA Ltd.
◎Ichihara Power Co., Ltd.
1 other company
Affiliates
○Mihama Seaside Power Co., Ltd.*2
○TOSA POWER Inc.*2
○GENEX Co., Ltd.
J-Wind TOKIO Co., Ltd.
Provide goods and services
Other Businesses
Subsidiaries
Affiliates
Electric power-related
Management of affiliates
◎JPOWER GENEX CAPITAL Co., Ltd.
Facility design, construction, and maintenance
◎JPec Co., Ltd.
◎JPHYTEC Co., Ltd.
◎Kaihatsu Denshi Gijutu Co., Ltd.
◎EPDC CoalTech and Marine Co., Ltd.
◎Kaihatsu Sekkei Consultant Co., Ltd.
12 other companies
Vestech Service Corporation*3
Nishi Kyushu Kyodo Kowan Co., Ltd.
Tachibana Karyoku Kowan Service Co., Ltd.
Central Power Transmission Construction Co., Ltd.
Fuel and equipment & materials supply
◎J-POWER RESOURCES Co., Ltd.
◎J-POWER AUSTRALIA PTY. LTD.
4 other companies
Services
◎JP Business Service Corporation
1 other company
Diversified businesses
International businesses
◎J-Power Investment Netherlands B.V.
J-POWER North America Holdings Co., Ltd.
J-POWER USA Development Co., Ltd.
J-POWER INVESTMENT U.K. LTD.
1 other company
○Gulf Electric Public Co., Ltd.
○TLP Cogeneration Co., Ltd.*2
○Thaioil Power Co., Ltd.
○SEC HoldCo, S.A.
○CHIAHUI POWER CORPORATION
○CBK Netherlands Holdings B.V.*2
○CBK Power Co., Ltd *2
19 other companies*4,*5
Environment and energy
Omuta Plant Service Co., Ltd.
Omuta Recycle Power Co., Ltd.
Kanamachi Purification Plant Energy Service Co., Ltd.
5 other companies
Telecommunications
Japan Network Engineering Co., Ltd.
Kawagoe Cable Vision Co.,Ltd.
Other
Kaihatsu Hiryo Co., Ltd.
Epure Co., Ltd.
2 other companies
Okutadami Kanko Co.,Ltd.
ASHCRETE CORPORATION
2 other companies

◎ Consolidated subsidiary ○ Equity method affiliate
No Indicator: Non-consolidated subsidiary or non-equity method affiliate

Note: Companies that operate businesses in several business segments are listed in their main business segment.

*1 The company was a consolidated subsidiary starting with the current consolidated accounting year.
*2 It was an equity-method affiliate starting with the current consolidated accounting year.
*3 Wind α Corporation changed its name to Vestech Service Corporation on July 1, 2005.
*4 Included in the 19 other companies are 16 equity-method affiliates. (Of these 16 equity-method affiliates, 7 are being accounted for under the equity method as of this consolidated accounting year.)
*5 The number of equity-method affiliates among the international businesses decreased by 5 in the current quarter as a result of mergers among equity-method affiliates (4 companies) and the completion of liquidation (1 company).

Notes Relating to the Preparation of Consolidated Financial Statements for the Third Quarter of the Fiscal Year Ending March 2006

(1) Differences in accounting treatment with methods used in the latest consolidated fiscal years

In preparing the Consolidated Financial Statements for the third quarter of the March 2006 period, the company adopted the simplified procedures as explained below, basing its preparation on standards used for the Interim Consolidated Financial Statements, with a view to avoiding misleading investors and other interested parties.

(Overview of the Simplified Procedures)

Method of depreciation of depreciable assets

Monthly amounts for depreciation planned for the year are recorded.

(2) Changes in accounting treatment in recent consolidated fiscal years

Change in the method of depreciation of fixed assets in the electric power business.

Previously, the straight-line method of depreciation was applied to all property, plant and equipment (except for environmental protection equipment) at the Matsuura and Tachibanawan Thermal Power Plants. However, the depreciation method had changed to the declining-balance method beginning this fiscal year.

With respect to the method of depreciating the above facilities at these two thermal power plants, it was necessary to attempt to reconcile the method of rates calculation on the basis of a fair cost plus fair return on capital, taking into account the business environment at the time the operation had begun. Therefore, unlike the other thermal power plants, the straight-line method was applied.

In April 2005, Japan Electric Power Exchange began operations and, when the trading price of electricity that was becoming formed there was made known, it turned out that demands for lower rates from wholesale electric power companies had grown even stronger, resulting in a change in the assumptions concerning the Company's wholesale power rate estimates compared with the time when the depreciation method for the two thermal power plants was decided.

In view of this state of affairs, the depreciation method for the two thermal power plants has been changed to the declining-balance method, which is the same as for the other thermal power plants, and it has been decided to attempt to improve operating efficiency by unifying the depreciation method used in management accounting for the entire thermal power plant business with the depreciation method used in financial accounting relating to individual power plant assets. We believe that the change in this depreciation method will strengthen our financial position by accelerating the recovery of invested capital.

Compared with maintaining the same methods as before, this change will increase operating expenses for the current quarter by 10,689 million yen and reduce operating income, ordinary income and income before income taxes and minority interests for the quarter by the same amount.

(3) Changes in consolidation and the scope of application of the equity method

(i) Matters relating to the scope of consolidation

Consolidated subsidiaries: 20

The consolidated subsidiaries are shown in the business structure of the J-POWER Group. (page 3)

A total of 2 companies have been newly included in the consolidation from this consolidated fiscal year because of their importance to the mid-and long-term management strategy: Bay Side Energy Co., Ltd. and Green Power Setana Co., Ltd.

(ii) Matters relating to accounting under the equity method

No. of companies accounted for under the equity method: 31

The equity method affiliates are shown in the business structure of the J-POWER Group. (page 3)

A total of 16 companies have been newly included among equity method affiliates from this consolidated fiscal year because of their importance to the mid-and long-term management strategy: TOSA POWER Inc., Mihama Seaside Power Co., Ltd., TLP Cogeneration Co., Ltd., CBK Netherlands Holdings B.V., CBK Power Co., Ltd., and 11 other companies.

Qualitative Information on Financial Affairs and Results for the Third Quarter of the Year Ending March 2006

(1) Qualitative Information on Progress in Business Performance (Consolidated)

Despite a decrease in revenues from hydroelectric power resulting of a lower water flow and the revision of hydroelectric power and transmission contract rates commencing in October 2005, consolidated sales (operating revenues) for the third quarter were 458.8 billion yen, up 5.4% on the same quarter for the previous year, and ordinary revenues for the quarter, including non-operating revenues, were 463.2 billion yen, up 5.9% on the same quarter for the previous year. This was due to the high load factor of thermal power plants and, in the case of other electric power businesses, the posting of sales by Bay Side Energy Co., Ltd. (commenced operation in April 2005) and Green Power Setana Co., Ltd. (commenced operation in December 2005) newly consolidated in the current fiscal year.

On the other hand, in spite of a decrease in personnel and other expenses, there was a year-on-year increase of 13.3% in operating costs, which rose to 379.1 billion yen. This resulted from the sharp rise in the cost of fuel for thermal power plants, as well as higher depreciation costs caused by a change in depreciation methods used in the Matsuura and Tachibanawan Thermal Power Plants. Although factors such as this change in the depreciation method from the straight-line method to the declining balance method played a part in increasing operating costs, the purpose of the change was to strengthen our financial position. Also, factors such as lower interest expenses reduced year-on-year non-operating expenses for the quarter by 37.2% to 26.5 billion yen. Total ordinary expenses, however, rose to 405.6 billion yen for the quarter, a year-on-year increase of 7.7%.

As a result of the above, ordinary income for the quarter becomes 57.6 billion yen, a 5.2% decrease over the corresponding quarter of the previous year. After reversal of the reserve for fluctuation in water levels due to drought conditions, quarterly net profits finished at 36.2 billion yen, a fall of 4.2% over the corresponding quarter of the previous year.

An overview of results by business segment (after elimination of internal transactions between segments) is shown below.

(Electric Power Business)

Electric power sales for the quarter for both hydroelectric and thermal power combined rose 3.8% to 47.2 billion kWh in comparison with the corresponding quarter for the previous year.

A lower water flow (the water supply rate dropped from 123% to 88%) in comparison with the same quarter of the previous year resulted in a 27.8% drop in hydroelectric power generation, totaling 6.7 billion kWh, the high load factor of thermal power plants resulted in a year-on-year quarterly increase, rising 11.8% to 40.5 billion kWh.

The sales volume for other electric power businesses increased 125.4% over the same period last year, reaching 1.3 billion kWh. In addition to the increases in electric power sales volume from ITOIGAWA POWER Inc., Nikaho-kogen Wind Power Co., Ltd. and Green Power Kuzumaki

Co., Ltd., there were increases in sales due to the full-year operation of Ichihara Power Co., Ltd., Dream-Up Tomamae Co., Ltd., and three other wind power companies, while Bay Side Energy Co., Ltd. and Green Power Setana Co., Ltd., which were newly consolidated in the current fiscal year also contributed to an increase in sales volume. As a result, total sales volume in electric power businesses increased by 5.3% to 48.5 billion kWh.

Despite a decrease in revenues from hydroelectric power in the company's wholesale electric power business resulting of a lower water flow and the revision of hydroelectric power and transmission contract rates commencing in October 2005, electric power operating revenues for the quarter rose 4.8% on the same quarter of the previous year to 430.9 billion yen as a result of the high load factor of thermal power plants that supply wholesale electric power, increased revenues in other electric power businesses stemming from the full-year operation of Ichihara Power Co., Ltd., Dream-up Tomamae Co., Ltd, and three other wind power companies, and sales by the Bay Side Energy Co., Ltd. and Green Power Setana Co., Ltd. which were newly consolidated in the current fiscal year.

On the other hand, despite lower personnel and other expenses, electric power operating expenses for the quarter rose 13.9% over the same quarter of the previous year to 349.1 billion yen. It was due to a fuel cost increase as a result of the sharp rise in the cost of fuel for thermal power plants belonging to the company's wholesale electric power business, higher depreciation expenses resulted from changes in the method of depreciation used by the Matsuura and Tachibanawan Thermal Power Plants, and increased operating costs for the Bay Side Energy Co., Ltd. and other companies, which are newly consolidated in the current fiscal year and other electric power businesses.

(Other Business)

Operating revenue for other businesses during the quarter totaled 27.9 billion yen, up 15.7% on the corresponding quarter for the previous year due to an increase in incidental business operating revenues for the company and an increase in sales for the third party by the consolidated subsidiaries.

On the other hand, the operating expenses of other businesses rose 6.7% over the same quarter last year, to 30.1 billion yen. This was due to an increase in incidental business operating expenses as well as higher sales costs associated with higher sales for the third party by the consolidated subsidiaries.

(2) Qualitative Information on Progress in Financial Standing (Consolidated)

While fixed assets increased due to Bay Side Energy Co., Ltd. and Green Power Setana Co., Ltd., which were newly consolidated in the current fiscal year, a decrease resulting from progress in depreciation reduced asset value by 56.8 billion yen in comparison with the end of the previous consolidated fiscal year to 1.8332 trillion yen. Total assets, a figure arrived at by combining fixed assets and current assets, fell by 35.9 billion yen from the end of the previous fiscal year to 1.9857 trillion yen.

On the other hand, due to the repayment of loans and bonds, liabilities decreased 66.2 billion yen from the end of the previous fiscal year, total liabilities becoming at the end of the quarter 1.5629 trillion yen. Of this, interest-bearing debt decreased 66.6 billion yen from the previous consolidated fiscal year, reaching at 1.4314 trillion yen.

Total equity at the end of this quarter showed an increase of 30.4 billion yen from the end of the previous fiscal year, totaling 421.7 billion yen.

(3) Qualitative Information on the Status of the Consolidated Cash Flow

The balance of cash and cash equivalents at the end of the quarter was characterized by revenue of 124.7 billion yen as a result of operating activities. There were expenditures, however, of 36.3 billion yen due to investing activities including the acquisition of fixed assets. Also, there was 80.4 billion yen in expenditure for financing activities. Combining the balance of 30.2 billion yen from the end of the previous fiscal year and a further additional increase of 0.6 billion yen from changes in the scope of consolidation resulted in a balance of 38.8 billion yen at the end of the third quarter.

(Cash Flow from Operating Activities)

With regard to cash flow from operating activities, despite an increase in retained earnings from depreciation expenses, etc., higher income tax and other payments resulted in revenues amounting to 124.7 billion yen, a 2.9 billion yen (2.3%) decline relative to the corresponding quarter last year.

(Cash Flow from Investing Activities)

Cash flow from investing activities increased 5.1 billon yen (16.3%) over the same quarter last year, amounting to 36.3 billion yen. Factors responsible for this increase include the construction of the Oma Nuclear Power Plant and the Isogo New No. 2 Thermal Power Plant, higher construction costs for Bay Side Energy Co., Ltd., newly consolidated in the current fiscal year, and capital outlays for the CBK hydroelectric project.

(Cash Flow from Financing Activities)

Although there was an increase in income from the issuance of corporate bonds, cash flow from financing activities increased 0.3 billion yen (0.4%) in payment from the same quarter last year to total 80.4 billion yen in disbursements because of loan repayment expenses and interim dividend payments.

CONSOLIDATED BALANCE SHEET

(Unit: millions of yen)

	As of Dec.31,2005	As of Mar. 31, 2005	Increase / decrease	As of Dec.31,2004
(Assets)				
Property, Plant and Equipment	1,833,170	1,890,001	△ 56,830	1,890,423
Power plants	1,467,466	1,547,374	△ 79,907	1,564,040
Hydroelectric power production facilities	485,614	499,017	△ 13,402	496,958
Thermal power production facilities	632,305	686,072	△ 53,767	700,495
Internal combustion power generation facilities	17,327	10,071	7,256	10,218
Transmission facilities	261,041	276,661	△ 15,619	279,866
Transformation facilities	39,540	41,605	△ 2,065	42,195
Communication facilities	9,450	9,985	△ 535	9,866
General facilities	22,187	23,961	△ 1,773	24,439
Other property, plant & equipment	26,660	27,877	△ 1,217	27,544
Construction in progress	179,705	170,613	9,091	165,340
Investments and other assets	159,338	144,135	15,202	133,498
Long-term investments	109,992	95,031	14,960	84,609
Deferred tax assets	45,280	46,150	△ 870	46,092
Other investments	4,065	2,954	1,111	2,797
Allowance for doubtful accounts	△ 0	△ 1	1	△ 1
Current assets	152,538	131,654	20,884	165,310
Cash and bank deposits	38,911	30,351	8,559	46,350
Notes and accounts receivable	57,007	52,150	4,856	50,509
Short-term investments	529	1,551	△ 1,022	8,857
Inventories	17,619	13,158	4,460	17,982
Deferred tax assets	2,899	5,083	△ 2,184	3,119
Other current assets	35,572	29,383	6,189	38,495
Allowance for doubtful accounts	△ 0	△ 24	24	△ 5
Total assets	1,985,709	2,021,655	△ 35,946	2,055,734

(Note) Figures less than one million yen have been rounded off.

(Unit: millions of yen)

	As of Dec.31,2005	As of Mar. 31, 2005	Increase / decrease	As of Dec.31,2004
(Liabilities, Minority Interests and Shareholders' Equity)				
Long-term liabilities	1,316,535	1,286,912	29,623	1,381,401
Bond	621,834	591,171	30,662	670,541
Long-term loans	635,791	639,929	△ 4,138	655,397
Accrued employee retirement benefits	46,063	45,729	334	49,604
Other allowances	400	460	△ 60	420
Deferred tax liabilities	595	314	281	282
Other long-term liabilities	11,851	9,307	2,544	5,155
Current liabilities	244,878	340,405	△ 95,526	278,995
Current portion of long-term debt and other	92,542	111,163	△ 18,621	95,268
Short-term loans	26,205	50,750	△ 24,545	29,408
Commercial paper	55,000	105,000	△ 50,000	79,000
Notes and accounts payable	15,999	11,053	4,946	9,033
Income and other taxes payable	16,346	21,783	△ 5,437	20,733
Other allowances	325	90	235	87
Other current liabilities	38,458	40,562	△ 2,104	45,463
Reserves under special laws	1,447	1,798	△ 350	1,808
Reserve for fluctuation in water levels	1,447	1,798	△ 350	1,808
Total liabilities	1,562,861	1,629,115	△ 66,254	1,662,204
Minority interests	1,142	1,212	△ 70	1,216
(Shareholders' equity)				
Common stock	152,449	152,449	—	152,449
Capital surplus	81,849	81,849	—	81,849
Retained earnings	175,460	152,121	23,339	154,429
Unrealized gain on other securities	11,335	6,207	5,127	5,119
Foreign currency translation adjustments	612	△ 1,299	1,912	△ 1,534
Treasury stock	△ 2	△ 1	△ 1	△ 0
Total shareholders' equity	421,705	391,327	30,378	392,313
Total Liabilities, Minority Interests and Shareholders' Equity	1,985,709	2,021,655	△ 35,946	2,055,734

(Note) Figures less than one million yen have been rounded off.

CONSOLIDATED STATEMENTS OF INCOME

(Unit: millions of yen)

	Nine months ended Dec.31,2005	Nine months ended Dec.31,2004	Increase / decrease	Year ended Mar. 31, 2005
(Revenues)				
Operating revenues	458,816	435,234	23,582	594,375
Electric power	430,889	411,103	19,785	547,960
Other	27,926	24,130	3,796	46,414
Non-operating revenues	4,418	2,300	2,117	3,880
Dividend income	1,445	855	589	1,241
Interest income	494	595	△ 100	846
Equity income of affiliates	1,471	—	1,471	—
Other	1,007	850	156	1,792
Total Ordinary Revenues	463,235	437,535	25,699	598,255
(Expenses)				
Operating expenses	379,136	334,580	44,555	482,489
Electric power	349,085	306,425	42,660	431,678
Other	30,050	28,155	1,895	50,810
(Operating income)	(79,680)	(100,654)	(△ 20,973)	(111,885)
Non-operating expenses	26,486	42,167	△ 15,681	58,673
Interest expenses	24,160	37,432	△ 13,271	50,881
Investment loss on equity method	—	1,287	△ 1,287	1,311
Other	2,325	3,447	△ 1,122	6,479
Total Ordinary Expenses	405,622	376,748	28,874	541,162
Ordinary income	57,612	60,787	△ 3,174	57,093
(Provision for) reversal of reserve for fluctuation in water levels	△ 350	1,118	△ 1,469	1,108
Income before income taxes and minority interests	57,963	59,668	△ 1,704	55,984
Income taxes - current	21,266	21,675	△ 408	22,909
Income taxes - deferred	418	94	324	△ 2,511
Minority interests or losses	0	30	△ 29	27
Net income	36,277	37,868	△ 1,591	35,559

(Note) Figures less than one million yen have been rounded off.

STATEMENT OF RETAINED EARNINGS

(Unit: millions of yen)

	Nine months ended Dec.31,2005	Nine months ended Dec.31,2004	Year ended Mar. 31, 2005
(Capital surplus)			
Capital surplus at beginning of year	81,849	81,849	81,849
Capital surplus at end of interim period	81,849	81,849	81,849
(Retained earnings)			
Retained earnings at beginning of year	152,121	123,213	123,213
Increase in retained earnings	36,464	38,179	35,870
Net income	36,277	37,868	35,559
Increase in retained earnings due to increase in consolidated subsidiaries	–	137	137
Increase due to the addition of affiliates accounted for by the equity method	187	173	173
Decrease in retained earnings	13,125	6,962	6,962
Dividends	12,492	5,410	5,410
Bonuses to directors and statutory auditors	162	132	132
Decrease in retained earnings due to increase in consolidated subsidiaries	400	1,420	1,420
Decrease due to the addition of affiliates accounted for by the equity method	69	–	–
Retained earnings at end of period	175,480	154,429	152,121

(Note) Figures less than one million yen have been rounded off.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unit: millions of yen)

	Nine months ended Dec.31,2005	Nine months ended Dec.31,2004	Increase / Decrease	Year ended Mar. 31, 2005
Cash flows from operating activities:				
Income before income taxes and minority interests	57,963	59,668	△ 1,704	55,984
Depreciation	100,830	93,025	7,804	125,339
Loss on impairment of fixed assets	264	1,848	△ 1,584	1,959
Loss on disposal of property, plant and equipment	1,831	2,524	△ 692	3,748
(Decrease) increase in accrued employee's retirement benefits	334	57	276	△ 3,817
(Decrease) increase in reserve for fluctuation in water levels	△ 350	1,118	△ 1,469	1,108
Interest and dividends	△ 1,939	△ 1,450	△ 489	△ 2,087
Interest expenses	24,160	37,432	△ 13,271	50,881
(Increase) decrease in notes and accounts receivable	△ 3,356	1,263	△ 4,619	△ 2,874
Increase in inventories	△ 4,557	△ 6,353	1,796	△ 1,471
(Decrease)increase in notes and accounts payable	△ 240	△ 2,744	2,503	1,151
Investment loss (profit) on equity method	△ 1,471	1,287	△ 2,759	1,311
Others	△ 2,901	△ 11,102	8,200	6,808
Sub-total	170,566	176,575	△ 6,009	238,042
Interest and dividends received	2,172	1,261	911	1,857
Interest paid	△ 22,652	△ 34,910	12,258	△ 51,940
Income taxes paid	△ 25,369	△ 15,308	△ 10,061	△ 15,322
Net cash provided by operating activities	124,716	127,617	△ 2,901	172,637
Cash flows from investing activities:				
Payments for purchase of property, plant and equipment	△ 34,994	△ 29,654	△ 5,340	△ 57,825
Proceeds from constructions grants	7,900	4,605	3,294	4,386
Proceeds from sales of property, plant and equipment	1,102	423	679	543
Payments for investments and advances	△ 10,288	△ 7,010	△ 3,278	△ 19,952
Proceeds from collections of investments and advances	2,058	1,543	515	13,678
Proceeds from cash and cash equivalents due to inclusion in consolidation	—	8	△ 8	8
Others	△ 2,113	△ 1,163	△ 950	△ 1,424
Net cash used in investing activities	△ 36,335	△ 31,246	△ 5,088	△ 60,586
Cash flows from financing activities:				
Proceeds from issuance of bonds	149,360	29,985	119,375	89,952
Redemption of bonds	△ 135,420	△ 154,210	18,790	△ 279,910
Proceeds from long-term loans	40,087	72,853	△ 32,765	73,600
Repayment of long-term loans	△ 47,272	△ 50,595	3,323	△ 64,497
Proceeds from short-term loans	100,606	136,442	△ 35,835	198,485
Repayment of short-term loans	△ 125,254	△ 148,102	22,847	△ 188,902
Proceeds from issuance of commercial paper	361,996	215,997	145,998	348,994
Redemption of commercial paper	△ 412,000	△ 177,000	△ 235,000	△ 284,000
Dividends paid	△ 12,475	△ 5,410	△ 7,065	△ 5,410
Dividends paid to minority interests	△ 71	△ 108	36	△ 108
Others	△ 1	△0	△0	△ 1
Net cash used in financing activities	△ 80,443	△ 80,147	△ 295	△ 111,798
Foreign currency translation adjustments on cash and cash equivalents	281	46	235	17
Net (decrease) increase in cash and cash equivalents	8,218	16,269	△ 8,050	270
Cash and cash equivalents at beginning of year	30,221	27,673	2,547	27,673
Increase in cash from the addition of consolidated subsidiaries	346	2,276	△ 1,929	2,276
Cash and cash equivalents at end of the period	38,786	46,220	△ 7,433	30,221

(Note) Figures less than one million yen have been rounded off.

Segment Information

(1)Business Segments

[Nine Months ended Dec.31,2005] (Unit: millions of yen)

	Electric Power	Other Businesses	Subtotal	Eliminations	Consolidated
Operating revenues					
Sales					
(1) Sales to customers	430,889	27,926	458,816	–	458,816
(2) Intersegment sales					
Sales and transfers	1,035	149,483	150,519	(150,519)	–
Total sales	431,925	177,410	609,336	(150,519)	458,816
Operating expenses	361,972	168,289	530,261	(151,125)	379,136
Operating income	69,952	9,121	79,074	606	79,680

[Nine Months ended Dec.31,2004] (Unit: millions of yen)

	Electric Power	Other Businesses	Subtotal	Eliminations	Consolidated
Operating revenues					
Sales					
(1) Sales to customers	411,103	24,130	435,234	–	435,234
(2) Intersegment sales					
Sales and transfers	1,034	131,604	132,639	(132,639)	–
Total sales	412,138	155,734	567,873	(132,639)	435,234
Operating expenses	320,105	148,563	468,669	(134,088)	334,580
Operating income	92,032	7,171	99,204	1,449	100,654

[Year ended Mar.31,2005] (Unit: millions of yen)

	Electric Power	Other Businesses	Subtotal	Eliminations	Consolidated
Operating revenues					
Sales					
(1) Sales to customers	547,960	46,414	594,375	–	594,375
(2) Intersegment sales					
Sales and transfers	1,388	207,569	208,958	(208,958)	–
Total sales	549,348	253,984	803,333	(208,958)	594,375
Operating expenses	450,078	241,957	692,036	(209,547)	482,489
Operating income	99,270	12,026	111,296	589	111,885

(2)Geographic segments

Since the proportion of the Company's business that is conducted in Japan accounts for more than 90% of the Company's total revenues, geographic segment information is not presented.

(3)Overseas revenues

Overseas revenues are omitted because revenues from foreign countries account for less than 10% of the Company's total revenues.

[Appendix 1]

Revenues and Expenses (Consolidated)

(Unit: millions of yen)

	Nine months ended Dec.31,2005 (A)	Nine months ended Dec.31,2004 (B)	(A) – (B)	(A / B)
	million yen	million yen	million yen	%
Operating revenues	458,816	435,234	23,582	105.4
Electric power operating revenues	430,889	411,103	19,785	104.8
Electric power sales to other companies	384,309	363,902	20,406	105.6
Wholesale power business	372,196	358,441	13,755	103.8
Hydro	98,233	105,440	△ 7,206	93.2
Thermal	273,962	253,000	20,962	108.3
Other electric power businesses	12,112	5,461	6,651	221.8
Transmission revenues	44,367	45,886	△ 1,519	96.7
Other electricity revenues	2,213	1,315	898	168.3
Other operating revenues	27,926	24,130	3,796	115.7
Non-operating revenues	4,418	2,300	2,117	192.0
Dividend income	1,445	855	589	169.0
Interest income	494	595	△ 100	83.1
Equity income of affiliates	1,471	—	1,471	—
Other	1,007	850	156	118.5
Total Ordinary Revenues	463,235	437,535	25,699	105.9
Operating expenses	379,136	334,580	44,555	113.3
Electric power operating expenses	349,085	306,425	42,660	113.9
Personnel expenses	22,536	26,732	△ 4,195	84.3
Fuel cost	119,378	84,252	35,126	141.7
Repair expense	28,913	28,585	328	101.1
Consignment cost	20,949	22,316	△ 1,367	93.9
Taxes and duties	22,458	18,722	3,735	120.0
Depreciation and amortization cost	98,381	90,661	7,720	108.5
Other	36,467	35,154	1,312	103.7
Other operating expenses	30,050	28,155	1,895	106.7
Non-operating expenses	26,486	42,167	△ 15,681	62.8
Financial expenses	24,160	37,432	△ 13,271	64.5
Investment loss on equity method	—	1,287	△ 1,287	—
Other	2,325	3,447	△ 1,122	67.5
Total Ordinary Expenses	405,622	376,748	28,874	107.7
Ordinary income	57,612	60,787	△ 3,174	94.8
(Provision for)reversal of reserve for fluctuation in water level	△ 350	1,118	△ 1,469	△31.4
Income before income taxes and minority interests	57,963	59,668	△ 1,704	97.1
Income taxes—current	21,266	21,675	△ 408	98.1
Income taxes – deferred	418	94	324	444.1
Minority interests or losses	0	30	△ 29	3.3
Net income	36,277	37,868	△ 1,591	95.8

(Note) Figures less than one million yen have been rounded off.

[Appendix 2]

(1) Generation capacity (Units: thousand kW)

	Nine months ended Dec. 31, 2005 (A)	Nine months ended Dec. 31, 2004 (B)	(A)-(B)
Wholesale power business	16,375	16,375	–
Hydroelectric	8,551	8,551	–
Thermal	7,824	7,824	–
Other electric power businesses(1)	495	321	174
Total	16,870	16,696	174

* (1) Operated by ITOIGAWA POWER Inc., Ichihara Power Co., Ltd., Bay Side Energy Co., Ltd., Nikaho-kogen Wind Power Co., Ltd., Green Power Kuzumaki Co., Ltd., Nagasaki-shikamachi Wind Power Co., Ltd., Green Power Aso Co., Ltd., J-Wind TAHARA Ltd., Dream-Up Tomamae Co., Ltd.,and Green Power Setana Co., Ltd.

(2) Electricity sales and revenues (Units: million kWh, million yen)

	Nine months ended Dec. 31, 2005 (A)		Nine months ended Dec. 31, 2004 (B)		(A)-(B)	
	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues
Wholesale power business	47,190	372,196	45,469	358,441	1,721	13,755
Hydroelectric	6,673	98,233	9,242	105,440	△ 2,569	△ 7,206
Thermal	40,517	273,962	36,227	253,000	4,290	20,962
Other electric power businesses(1)	1,269	12,112	563	5,461	706	6,651
Subtotal	48,459	384,309	46,032	363,902	2,427	20,406
Transmission	–	44,367	–	45,886	–	△ 1,519
Total	48,459	428,676	46,032	409,788	2,427	18,887

* (1) Operated by ITOIGAWA POWER Inc., Ichihara Power Co., Ltd., Bay Side Energy Co., Ltd., Nikaho-kogen Wind Power Co., Ltd., Green Power Kuzumaki Co., Ltd., Nagasaki-shikamachi Wind Power Co., Ltd., Green Power Aso Co., Ltd., J-Wind TAHARA Ltd., Dream-Up Tomamae Co., Ltd.,and Green Power Setana Co., Ltd.

(3) Result of water supply rate (Units: %)

	Nine months ended Dec. 31, 2005 (A)	Nine months ended Dec. 31, 2004 (B)	(A)-(B)
Water supply rate	88	123	△ 35

Non-Consolidated Financial Statements (Unaudited)

(for the Nine Months Ended December 31, 2005)

February 8, 2006

Electric Power Development Co., Ltd. (J-POWER)
Address: 15-1, Ginza 6-chome, Chuo-ku, Tokyo
Listed Exchange: Tokyo Stock Exchange 1st Section
Code No. : 9 5 1 3
(U R L http://www.jpower.co.jp/)
Representative : Yoshihiko Nakagaki, President
Contact : Hideo Kimura, Accounting Group Leader, Accounting & Finance Department
Akira Takano, IR Group Leader, Corporate Planning & Administration Department
Tel. : +81 - 3 - 3546 - 2211

1. Items Relating to the Creation of Quarterly Financial Information

(1) Application of simplified methods in accounting practices : Yes
Method of depreciation of depreciable assets
Monthly amounts for depreciation planned for the year are recorded.

(2) Differences between the accounting standard applied to the latest fiscal year and that to this 9-month period: Yes

Change in the method of depreciation of fixed assets in the electric power business.

Previously, the straight-line method of depreciation was applied to all property, plant and equipment (except for environmental protection equipment) at the Matsuura and Tachibanawan Thermal Power Plants. However, the depreciation method had changed to the declining-balance method beginning this fiscal year.

With respect to the method of depreciating the above facilities at these two thermal power plants, it was necessary to attempt to reconcile the method of rates calculation on the basis of a fair cost plus fair return on capital, taking into account the business environment at the time the operation had begun. Therefore, unlike the other thermal power plants, the straight-line method was applied.

In April 2005, Japan Electric Power Exchange began operations and, when the trading price of electricity that was becoming formed there was made known, it turned out that demands for lower rates from wholesale electric power companies had grown even stronger, resulting in a change in the assumptions concerning the Company's wholesale power rate estimates compared with the time when the depreciation method for the two thermal power plants was decided.

In view of this state of affairs, the depreciation method for the two thermal power plants has been changed to the declining-balance method, which is the same as for the other thermal power plants, and it has been decided to attempt to improve operating efficiency by unifying the depreciation method used in management accounting for the entire thermal power plant business with the depreciation method used in financial accounting relating to individual power plant assets. We believe that the change in this depreciation method will strengthen our financial position by accelerating the recovery of invested capital.

Compared with maintaining the same methods as before, this change will increase operating expenses for the current quarter by 10,689 million yen and reduce operating income, ordinary income and income before income taxes for the quarter by the same amount.

2. Business Performance (From April 1, 2005 to December 31, 2005)

(1)Results of Operations (Rounded down to the nearest million yen)

	Operating Revenues	Operating Income	Ordinary Income
	Unit: million yen %	Unit: million yen %	Unit: million yen %
Nine months ended Dec.31, 2005	423,543 (3.5)	69,287 (Δ24.4)	46,831 (Δ14.2)
Nine months ended Dec.31, 2004	409,314 (4.4)	91,627 (Δ10.3)	54,596 (14.6)
Year ended Mar.31, 2005	546,702	98,738	47,415

	Net Income	Net income per Share	Fully diluted Net Income per Share
	Unit: million yen %	yen	Yen
Nine months ended Dec.31, 2005	30,371 (Δ14.3)	213.81	–
Nine months ended Dec.31, 2004	35,459 (16.8)	255.46	–
Year ended Mar.31, 2005	31,266	224.89	–

(Notes) Figures in brackets are changes in percentage from the previous periods.

(2)Financial Position (Rounded down to the nearest million yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Unit: million yen	Unit: million yen	%	yen
Nine months ended Dec.31, 2005	1,906,125	392,980	20.6	2,831.12
Nine months ended Dec.31, 2004	1,978,689	373,232	18.9	2,688.84
Year ended Mar.31, 2005	1,949,660	370,137	19.0	2,666.19

3. Forecast for the Year Ending March 31, 2006 (From April 1, 2005 to March 31, 2006)

	Operating Revenues	Ordinary Income	Net Income
	Unit : million yen	Unit : million yen	Unit : million yen
Annual	554,000	43,000	28,000

(Reference) Projected net income per share (Annual) : 168.10 yen

(Notes) This estimation has no change from that announced November 7, 2005.

Forward-Looking Statements

The earnings forecasts above are based on various estimates and assumptions. Accordingly, there can be no assurance or guarantee that the future estimated figures mentioned here will actually be achieved.

It was resolved by the Board of directors held today, to execute the stock split of each 1 common share into 1.2 shares, which will be effective on March 1, 2006. The above projected net income per share is calculated based on the revised average number of outstanding common shares during this fiscal year after the effectiveness of this stock split in accordance with the Japanese accounting standard "Accounting Standard For Earnings per Share" issued by Accounting Standard Board of Japan.

NON-CONSOLIDATED BALANCE SHEET

(Unit: millions of yen)

	As of Dec. 31, 2005	As of Mar. 31, 2005	Increase / decrease	As of Dec. 31, 2004
(Assets)				
Property, Plant and Equipment	1,797,956	1,856,227	△ 58,271	1,857,003
Power plants	1,456,768	1,545,226	△ 88,458	1,567,446
Hydroelectric power production facilities	480,044	494,625	△ 14,581	498,394
Thermal power production facilities	638,099	691,781	△ 53,681	706,179
Transmission facilities	264,962	280,726	△ 15,763	283,835
Transformation facilities	40,689	42,733	△ 2,044	43,308
Communication facilities	10,179	10,748	△ 569	10,616
General facilities	22,792	24,609	△ 1,816	25,112
Incidental business-related property, plant & equipment	452	399	52	369
Non-operating property, plant & equipment	1,286	513	773	226
Construction in progress	181,679	174,187	7,491	165,234
Investments and other assets	157,770	135,901	21,868	123,727
Long-term investments	52,083	43,186	8,896	39,943
Long-term investments in affiliated Companies	76,220	63,263	12,957	54,437
Long-term prepaid expenses	3,021	2,730	290	2,645
Deferred tax assets	26,445	26,721	△ 276	26,700
Current assets	108,168	93,432	14,735	121,665
Cash and bank deposits	14,844	7,505	7,338	31,187
Accounts receivable	52,880	47,207	5,672	47,175
Accrued income	730	6,667	△ 5,936	965
Short-term investments	—	—	—	8,146
Inventories	15,006	11,999	3,006	13,722
Prepaid expenses	3,766	1,122	2,644	3,233
Short-term loans to affiliated Companies	3,786	7,142	△ 3,356	4,498
Deferred tax assets	1,891	3,346	△ 1,455	1,646
Other current assets	15,263	8,440	6,823	11,110
Total assets	1,906,125	1,949,660	△ 43,535	1,978,689

(Note) Figures less than one million yen have been rounded off.

(Unit: millions of yen)

	As of Dec. 31, 2005	As of Mar. 31, 2005	Increase / decrease	As of Dec. 31, 2004
(Liabilities)				
Long-term liabilities	1,283,459	1,253,566	29,892	1,348,084
Bond	621,834	591,171	30,662	670,541
Long-term loans	615,920	619,495	△ 3,575	634,876
Long-term accrued liabilities	961	956	5	1,014
Accrued employee retirement benefits	34,665	34,409	255	38,218
Other long-term liabilities	10,078	7,533	2,544	3,433
Current liabilities	228,238	324,157	△ 95,919	255,564
Current portion of long-term debt and other	89,674	107,593	△ 17,918	91,624
Short-term loans	23,000	47,000	△ 24,000	23,000
Commercial paper	55,000	105,000	△ 50,000	79,000
Accounts payable	7,330	3,446	3,883	3,088
Accrued accounts	1,134	4,309	△ 3,175	5,282
Accrued expenses	10,173	10,994	△ 820	12,249
Income and other taxes payable	14,275	18,708	△ 4,432	19,276
Deposits received	1,310	236	1,073	1,044
Short-term debt to affiliated companies	21,753	24,857	△ 3,104	18,441
Advances received	654	399	254	725
Other current liabilities	3,930	1,610	2,320	1,832
Reserves under special laws	1,447	1,798	△ 350	1,808
Reserve for fluctuation in water levels	1,447	1,798	△ 350	1,808
Total liabilities	1,513,145	1,579,522	△ 66,377	1,605,456
(Shareholders' equity)				
Common stock	152,449	152,449	–	152,449
Capital surplus	81,852	81,852	–	81,852
Additional paid-in capital	81,852	81,852	–	81,852
Retained earnings	147,808	129,979	17,828	134,172
Legal reserve	6,029	6,029	–	6,029
Voluntary reserve	94,897	74,887	20,009	74,887
Reserve for loss from overseas investment, etc.	56	51	5	51
Reserve for special disaster	19	14	4	14
Exchange-fluctuation preparation reserve	1,960	1,960	–	1,960
General reserve	92,861	72,861	20,000	72,861
Unappropriated retained earnings at the end of the term	46,881	49,062	△ 2,180	53,255
Unrealized gain on securities	10,872	5,858	5,014	4,758
Treasury stock	△ 2	△ 1	△ 1	△0
Total shareholders' equity	392,980	370,137	22,842	373,232
Total Liabilities and Shareholders' Equity	1,906,125	1,949,660	△ 43,535	1,978,689

(Note) Figures less than one million yen have been rounded off.

NON-CONSOLIDATED PROFIT AND LOSS STATEMENT

(Unit: millions of yen)

	Nine months ended Dec.31,2005	Nine months ended Dec,31,2004	Increase / decrease	Year ended Mar. 31, 2005
Ordinary revenues				
Operating revenues	423,543	409,314	14,228	546,702
Electric power	419,789	406,677	13,112	540,665
Electric power sales to other companies	372,196	358,441	13,755	476,335
Transmission revenues	44,367	45,886	△ 1,519	61,194
Other electricity revenues	3,225	2,349	875	3,136
Incidental business revenues	3,753	2,637	1,116	6,037
Consulting business	1,453	1,514	△ 60	3,375
Coal sales business	2,118	1,019	1,099	2,473
Other incidental business	181	103	78	188
Non-operating revenues	3,040	2,510	530	3,871
Financial revenues	2,536	2,127	408	2,683
Dividend income	1,951	1,545	406	1,841
Interest income	584	582	2	842
Non-business revenues	504	382	121	1,187
Gain on sale of fixed assets	70	16	54	16
Other	433	366	67	1,171
Total ordinary revenues	426,583	411,824	14,758	550,573
Ordinary expenses				
Operating expenses	354,256	317,687	36,568	447,964
Electric power	350,903	315,541	35,362	442,754
Hydroelectric power production expenses	49,548	44,890	4,657	68,883
Thermal power production expenses	227,091	191,336	35,754	262,271
Power purchased from other companies	15	–	15	–
Transmission expenses	26,459	23,108	3,351	32,391
Transformation expenses	4,944	5,621	△ 677	7,577
Selling expenses	928	685	242	948
Communication expenses	3,984	3,680	303	5,384
General and administrative expenses	32,463	40,911	△ 8,447	58,229
Enterprise tax	5,468	5,306	162	7,067
Incidental business expenses	3,352	2,145	1,206	5,210
Consulting business	1,126	1,173	△ 47	2,629
Coal sales business	2,000	798	1,201	2,315
Other incidental business	225	173	51	264
(Operating income)	(69,287)	(91,627)	(△ 22,340)	(98,738)
Non-operating expenses	25,496	39,541	△ 14,045	55,193
Financial expenses	24,383	37,208	△ 12,824	51,044
Interest expenses	23,744	37,073	△ 13,328	50,374
Amortization of bond issue expenses	590	119	470	621
Amortization of bond issue discount	49	15	34	48
Non-business expenses	1,112	2,333	△ 1,221	4,149
Loss on sale of fixed assets	67	23	43	23
Other	1,044	2,309	△ 1,264	4,126
Total ordinary expenses	379,752	357,228	22,523	503,158
Ordinary income	46,831	54,596	△ 7,764	47,415
(Provision for) reversal of reserve for fluctuation in water levels	△ 350	1,118	△ 1,469	1,108
Income before income taxes	47,182	53,477	△ 6,295	46,306
Income taxes - current	17,899	18,789	△ 890	18,151
Income taxes - deferred	△ 1,089	△ 772	△ 317	△ 3,111
Net income	30,371	35,459	△ 5,087	31,266
Retained earnings brought from previous term	20,673	17,190	3,483	17,190
Interim dividends	4,184	–	4,184	–
Unappropriated retained earnings	46,881	53,255	△ 6,373	49,062

(Note) ① Figures less than one million yen have been rounded off.
② Unappropriated retained earnings at the nine months ended December 31, 2004 and the year ended March 31,2005 includes 604 million yen in unappropriated retained earnings at Denpatsu Holding Company Ltd., which was merged on April 1,2004.

[Appendix 1]

Revenues and Expenses (Non-Consolidated)

	Nine months ended Dec.31,2005 (A)	Nine months ended Dec.31,2004 (B)	(A) - (B)	(A/B)	Percentage of total (A)	Percentage of total (B)
	million yen	million yen	million yen	%	%	%
Ordinary revenues						
Operating revenues	423,543	409,314	14,228	103.5	99.3	99.4
Electric power sales to other companies	372,196	358,441	13,755	103.8	87.2	87.0
Hydro	98,233	105,440	△ 7,206	93.2	23.0	25.6
Thermal	273,962	253,000	20,962	108.3	64.2	61.4
Transmission revenues	44,367	45,886	△ 1,519	96.7	10.4	11.2
Other electricity revenues	3,225	2,349	875	137.3	0.8	0.6
Incidential business revenues	3,753	2,637	1,116	142.3	0.9	0.6
Non-operating revenues	3,040	2,510	530	121.1	0.7	0.6
Total	426,583	411,824	14,758	103.6	100.0	100.0
Ordinary expenses						
Operating expenses	354,256	317,687	36,568	111.5	93.3	88.9
Personnel expenses	22,515	26,772	△ 4,256	84.1	5.9	7.5
Fuel cost	115,604	84,274	31,330	137.2	30.4	23.6
Repair expense	31,491	31,969	△ 477	98.5	8.3	8.9
Taxes and duties	22,017	22,471	△ 453	98.0	5.8	6.3
Depreciation and amortization cost	97,921	91,566	6,354	106.9	25.8	25.6
Other	61,353	58,488	2,865	104.9	16.2	16.4
Incidential business expenses	3,352	2,145	1,206	156.2	0.9	0.6
Non-operating expenses	25,496	39,541	△ 14,045	64.5	6.7	11.1
Financial expenses	24,383	37,208	△ 12,824	65.5	6.4	10.4
Other	1,112	2,333	△ 1,221	47.7	0.3	0.7
Total	379,752	357,228	22,523	106.3	100.0	100.0
Ordinary income	46,831	54,596	△ 7,764	85.8		
(Provision for) reversal of reserve for fluctuation in water levels	△ 350	1,118	△ 1,469	△31.4		
Income before income taxes	47,182	53,477	△ 6,295	88.2		
Income taxes	16,810	18,017	△ 1,207	93.3		
current	17,899	18,789	△ 890	95.3		
deferred	△ 1,089	△ 772	△ 317	141.1		
Net income	30,371	35,459	△ 5,087	85.7		

(Note) Figures less than one million yen have been rounded off.

[Appendix 2]

(1) Generation capacity (Units : thousand kW)

	Nine months ended Dec.31, 2005 (A)	Nine months ended Dec.31, 2004 (B)	(A)-(B)
Hydroelectric	8,551	8,551	–
Thermal	7,824	7,824	–
Total	16,375	16,375	–

(2) Electricity sales and revenues (Units: million kWh, million yen)

	Nine months ended Dec.31, 2005 (A)		Nine months ended Dec.31, 2004 (B)		(A)-(B)	
	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues
Hydroelectric	6,673	98,233	9,242	105,440	△ 2,569	△ 7,206
Thermal	40,517	273,962	36,227	253,000	4,290	20,962
Subtotal	47,190	372,196	45,469	358,441	1,721	13,755
Transmission	–	44,367	–	45,886	–	△ 1,519
Total	47,190	416,563	45,469	404,327	1,721	12,236

(3) Results of water supply rate (Units: %)

	Nine months ended Dec.31, 2005 (A)	Nine months ended Dec.31, 2004 (B)	(A)-(B)
Water supply rate	88	123	△ 35

February 8, 2006
Electric Power Development Co., Ltd.
(J-POWER)

Our Basic Policy Regarding Profit Distribution to Shareholders and our Decision to Undertake the Share Split

In the announcement of the consolidated financial statements for the year ended March 31, 2005, we expressed our intention to review our basic approach to profit distribution in light of changes in the business environment, the status of our growth investments, and our efforts to strengthen our financial position. Now we would like to make known the revised "Basic Policy Regarding Profit Distribution to Shareholders" and announce our decision to undertake a share split in line with this policy.

1. Our Basic Policy Regarding Profit Distribution to Shareholders

(Characteristics of Our Business)

The most prominent characteristic of our business is that we secure returns on our investment in power plants and other infrastructure through the long-term operation of these facilities by utilizing our long-term enterprise management expertise in power supply, including the construction of power plants. Therefore, our current profits are derived from power supply assets that our company has developed over decades, and the new power supply assets that our company develops in the years ahead will become the source of our future revenues.

In this way, the business results achieved over the long term will become a source of shareholder returns, so we hope that our shareholders will understand the nature of our business cycle and support our company over the long term.

(Our Basic Policy Regarding Profit Distribution to Shareholders)

In consideration of the characteristics of our business described above, it is our intention to continue to reflect the results of our efforts for medium and long-term profit growth in future profit distributions to shareholders, and we will place the utmost importance on continuing to provide a stable level of dividends.

On this occasion, in response to shareholder expectations, we have decided to increase the level of direct returns to our shareholders after taking into consideration forecasts of future business results, our financial position, and the scale of our investments. It is also our intention to maintain this level in the future as well.

2. Regarding the Share Split

In order to increase profit distributions to our shareholders, to improve the liquidity of our shares, and to broaden our investor base, we shall undertake a share split based on the basic policy described above and in consideration of factors such as the following:

(1) In the short term we are steadily progressing toward the management targets of achieving consolidated ordinary income of over 55.0 billion yen (3-year average from FY2005 to FY2007) and a consolidated shareholders' equity ratio of 23% by the end of FY2007.

(2) In the medium-term, we anticipate a demand for large-scale capital due to the construction of the Isogo New No. 2 Plant and the Oma Nuclear Power Plant. Therefore, the strengthening of our financial position will continue to be an important management issue.

- On March 1, 2006, one share of common stock is to be split into 1.2 shares.
- We intend to pay a year-end dividend per share of 30 yen for the fiscal year ending on March 31, 2006, as already disclosed, and when the share split is taken into account, this represents an effective dividend increase of 20%.

Please refer to the separate document "Notification Regarding the Share Split" for details regarding the share split.

END OF DOCUMENT

February 8, 2006

To Whom It May Concern:

President Yoshihiko Nakagaki
Electric Power Development Co., Ltd. (J-POWER)
(Code number: 9513; First Section of the Tokyo Stock Exchange)
Inquiries: General Affairs Department, Public Relation Office
(Tel: 03-3546-2211)

Notification Regarding the Share Split

Notice is hereby given that J-Power ("the Company") passed a resolution to carry out a share split, as detailed below, at a meeting of the Board of Directors held on February 8, 2006.

1. Purpose of the share split
   The purpose of the share split is to increase the profit distributions to the shareholders, to improve the liquidity of the Company's shares, and to broaden its investor base.

2. Outline of the share split
   On March 1, 2006 (Wednesday), one share of common stock is to be split into 1.2 shares, as described below.
   (1) Increase in the number of shares through the share split
   Number of shares of common stock: 27,761,600
   (2) Method of the share split
   Each share of common stock held by shareholders and beneficial shareholders on record at the closing thereof on February 28, 2006 (Tuesday) is to be split into 1.2 shares. However, fractional shares produced as a result of the share split are to be sold or bought on a lump-sum basis, and the proceeds are to be distributed according to the fractions concerned to shareholders who end up with fractional shares.

3. Initial date of the dividend period
   October 1, 2005 (Saturday)

4. Increase in the total number of authorized shares issued by the Company
   As a result of this share split, on March 1, 2006 (Wednesday), Article 5 (Total number of shares) of the Company's Articles of Incorporation will be revised, and the total number of authorized shares will be increased by 110,000,000 shares to 660,000,000 shares, pursuant to the provisions of Article 218, Paragraph 2 of the Commercial Code.

5. Other factors relating to this share split will be finalized at a future meeting of the Board of Directors.

(Reference)

1. The Company intends to pay a year-end dividend per share of 30 yen for the fiscal year ending on March 31, 2006, as already disclosed, and when the share split is taken into account, this represents an effective dividend increase of 20%.
2. No increase in capital will occur as a result of the share split.
   Total capital as of February 8, 2006: 152,449,600,000 yen
3. As a result of the share split, the total number of outstanding shares will increase from 138,808,000 shares to 166,569,600 shares.